We are hereby amending our report on Form 6-K previously filed with the Securities and Exchange Commission on March 1, 2013 (regarding an English-language translation of documents with respect to Notice of Ordinary General Meeting of Shareholders) (the “Prior 6-K”) to replace the page of Agenda 2-3 Election of Inside Directors of Exhibit 99.1 to the Prior 6-K in their entirety with the following page being furnished under cover of Form 6-K/A:

• 2-3: Election of Inside Directors

• Description of the Proposal
Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Inside Directors of the Company.

• Number of Inside Director to be Elected: 2 Directors
- Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with largest shareholders	Term

Recommended by

Chang, In-Hwan	January 18, 1955	(Present) Senior Executive Vice President, POSCO President and Representative Director, POSCO P&S Executive Vice President, POSCO	None	None	2 years

Board of Directors

Kim, Yeung Gyu	August 25, 1954	(Present) Executive Vice President, POSCO Senior Vice President, POSCO Managing Director, POSCO Power	None	None	2 years

Board of Directors